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                              March 1, 2024

       Teresa Crockett
       President
       Solventum Corporation
       3M Center
       St. Paul, MN 55144

                                                        Re: Solventum
Corporation
                                                            Registration
Statement on Form 10-12B
                                                            Filed February 20,
2024
                                                            File No. 001-41968

       Dear Teresa Crockett:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       Registration Statement on Form 10-12B Filed February 20, 2024

       Exhibit 99.1 Information Statement of Registrant
       Certain Relationships and Related Party Transactions
       Agreements with 3M, page 236

   1. We note your revisions in response to comment 12 issued in our March 15, 2023 letter.
                                                        Please revise to
clarify which "form of" related party agreements in your Exhibits Index will be replaced with
final, signed agreements prior to your Form 10 going effective.
                                                        Please also revise to
further disclose the financial terms of each of the agreements you intend to enter into
prior to going effective. As an example, we note on page 241 that under the Transition
Services Agreement, the service recipient will generally be required to pay a fixed monthly
service fee. We also note that a request for a one-year extension may not be unreasonably
withheld and "such extensions are subject to escalated service fees." Revise to
disclose the terms of this fixed monthly service fee and to further discuss these "escalated
service fees".
 Teresa Crockett
Solventum Corporation
March 1, 2024
Page 2
2. We note your revisions in response to comment 1 and reissue in part. Please revise to disclose any termination provisions in connection with the Intellectual Property Cross
      License Agreement. Please also define "qualifying third-party supplier" on page 246.
Description of Material Indebtedness, page 252

3. We note your disclosure that you intend to use the proceeds of the Credit Facilities "for general corporate purposes, including, in respect of the Term Facilities, to make direct
      and/or indirect cash transfers to 3M as partial consideration for 3M   s
transfer of the
      Health Care Business to the Company." Please revise to further discuss the consideration that will be paid to 3M, including to note that you will retain $600 million in cash and cash equivalents following any such payment.
Financial Statements
Note 11. Commitments and Contingencies, page F-29

4. We note that your financial statements for the period ended September 30, 2023 included disclosures regarding a compliance matter which led to an internal investigation to determine whether there was a violation of the U.S. Foreign Corrupt Practices Act. We note that you were previously in discussions related to a potential resolution. Please help us understand what led you to determine that disclosures should no longer be provided pursuant to ASC 450 including disclosures related to a resolution, if applicable.
Appendix A to Executive Compensation: Supplemental Consolidated Statement of Income
Information, page F-37

5. Please tell us what consideration was given to also updating this financial information for the year ended December 31, 2023.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Abby Adams at 202-551-6902 with any other questions.



                                                            Sincerely,

FirstName LastNameTeresa Crockett                           Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameSolventum Corporation
                                                            Services
March 1, 2024 Page 2
cc:       Jenna Levine, Esq.
FirstName LastName